Exhibit 99.25

Bitfarms Announces Request for Extension to File First Quarter
Interim Financial Statements and Management’s Discussion and Analysis

TORONTO & BROSSARD, Québec--(BUSINESS WIRE)--May 22, 2020--Bitfarms Ltd. (“Bitfarms” or the “Company”) (TSXV:BITF), a blockchain infrastructure company that operates one of the largest cryptocurrency mining operations in North America, wishes to provide an update on the status of filing its interim consolidated financial statements, accompanying management's discussion and analysis, and related CEO and CFO certifications for the first quarter ended March 31, 2020.

The Ontario Securities Commission ("OSC") has acknowledged that the COVID-19 pandemic may present challenges for market participants in the meeting of certain obligations under Ontario securities law. On March 23, 2020, the OSC enacted Ontario Instrument 51-502 Temporary Exemption from Certain Corporate Finance Requirements providing a 45-day extension for certain periodic filings required to be made on or prior to June 1, 2020 as a result of COVID-19. Bitfarms will be relying on this extension period due to delays experienced as result of COVID-19.

Bitfarms will be relying on the OSC Temporary Exemption in respect of the following provisions:

•	the requirement to file interim consolidated financial statements for the three months ended March 31, 2020 within 60 days of Bitfarms’ financial quarter end as required by section 4.4 of National Instrument 51-102;

•	the requirement to file management's discussion and analysis for the period covered by the interim consolidated financial statements within 60 days of Bitfarms’ financial quarter end as required by section 5.1(2) of National Instrument 51-102; and

•	the requirement to file certifications of the interim financial statements pursuant to section 5.1 of National Instrument 52-109.

The Company is working expeditiously and expects to file its first quarter financial statements and accompanying management’s discussion and analysis by June 25, 2020. In the interim, management and other insiders of Bitfarms are subject to a trading black-out policy as described, in principle, in section 9 of National Policy 11-207 Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions.

As required by the OSC Temporary Exemption, the Company announces that since the filing of its annual consolidated financial statements for the year ended December 31, 2019, on April 29, 2020, the only material business development has been the Bitcoin Halving which occurred on May 11, 2020. As described in the notes to the Company’s annual consolidated financial statements for the year ended December 31, 2019, and the accompanying management’s discussion and analysis, the Bitcoin Halving reduced the block reward of Bitcoin blocks from 12.5 Bitcoin to 6.25 Bitcoin. The Bitcoin Halving takes place every 210,000 blocks have been mined (i.e. approximately every four years based on a 10 minute average block time). This event was well known in advance and fully expected.

Based on the initial readjustment of network Difficulty immediately after the Halving, Management is confident that the Company is well positioned to adapt to market changes brought about by the Halving and wishes to note that the OSC Temporary Exemption is not related to circumstances related to the Halving.

Given that profitability is required for self-acting agents to perform Mining to continue to support the validation of transactions, Management expects that the impact of the Bitcoin Halving is that market variables of Bitcoin price and Difficulty will adjust over time to ensure that Mining remains profitable. However, the period of market normalization after the Bitcoin Halving to incentivizing profitability levels is unknown. As a result, if Bitcoin price and Difficulty do not adjust over time to pre-Bitcoin Halving profitability levels or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is prolonged, there is a risk that the Bitcoin Halving may render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

As required by the OSC Temporary Exemption, the Company will issue further press releases at 30 day intervals providing updates on material business developments, if any, including updates on the interim consolidated financial statements and accompanying management’s discussion and analysis for the quarter ended March 31, 2020.

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates 5 computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial scale data centre operators and capital markets professionals, focused on building infrastructure for the future by developing and hosting the ecosystem growing around blockchain-based technologies.

To learn more about Bitfarms’ events, developments and online communities:

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Website: www.bitfarms.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward- looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

For investor and media inquiries:

Marc Duchesne

+1.514.277.3508

marc@ryanap.com

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